EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77D:
  Policies with respect to security investments.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - -

EXHIBIT A:
Exhibit to Question 77D on Form N-SAR

At the Regular Meeting of the Board of Trustees of Pictet Funds held on March 8, 2002 the Board adopted, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the following revised investment policies which were not required to be approved by a vote of shareholders:

Pictet Eastern European Fund: The Fund invests at least 80% of its net assets in equity securities of companies located or conducting a significant amount of business in Eastern Europe. The Fund may invest in companies with small, medium or large market capitalizations.

Pictet International Small Companies Fund: The Fund invests at least 80% of its net assets in equity securities of companies with small market capitalizations located outside the United States. The Fund may invest up to 20% of its assets in medium and large capitalization companies. The Fund normally invests in at least three countries other than the U.S.

 Pictet European Equity Fund:	The Fund invests at least 80% of
its net assets in a diversified portfolio of equity securities of companies located in, or which conduct a significant amount of their business in, Europe.

Pictet International Equity Fund: The Fund invests at least 80% of its net assets in large capitalization equity securities in markets listed in the Morgan Stanley Capital International Europe, Australasia and Far East. Index (MSCI EAFE Index), the benchmark against which the Fund measures its portfolio.

Pictet Global Water Fund: The Fund invests at least 80% of its net assets in the equity securities of companies throughout the world operating in the global water sector ("water companies"). A water company is one that derives a greater percentage of its revenue from water-related sources than from any other source and/or is a leading company in one of the four broad categories:
1) water supply and treatment services, 2) equipment manufacturers, 3) waste management and recycling, 4) bottled water production.